Exhibit 99.6

CHINA SUNERGY CO., LTD.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

CHINA SUNERGY CO., LTD.

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

ORDINARY RESOLUTIONS
	FOR	AGAINST		FOR	AGAINST
Res.1	□	□	Res. 4	□	□	FOR DETAILED INFORMATION IN RELATION TO THE PROPOSED RESOLUTIONS, PLEASE REFER TO THE NOTICE OF MEETING POSTED AT HTTP://WWW.CHINASUNERGY.COM/HOME/INVESTOR.ASP
Res. 2	□	□	Res. 5	□	□
Res. 3	□	□
						Mark box at right if you wish to give a discretionary proxy to a person designated by the Company.	□
Address Change ☐ Mark box and indicate changes/comments below:						PLEASE NOTE: Marking this box voids any other instructions indicated above.
						Sign Below	Date:___________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

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ORDINARY RESOLUTIONS

1. Retirement and Re-election of Mr. Xiaoqian Zhou as a Class C director of the Company.

2. Retirement and Re-election of Mr. Wenze Wang as a Class C director of the Company.

3. Retirement and Re-election of Mr. Shiliang Guo as a Class C director of the Company.

4. Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2010.

5. The directors or each of Tingxiu Lu and Zhifang Cai (each, an “Officer”) be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as such director or Officer, in his or her absolute discretion, thinks fit.

China Sunergy Co., Ltd.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of China Sunergy Co., Ltd., (the “Company”) will be held at 9:00 a.m. (Beijing Time), on Thursday, August 19, 2010 at No 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) (“ADRs”) FOR or AGAINST voting on the Resolutions to be proposed at the Meeting, or any of them, as the case may be, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., New York time, August 16, 2010. Only the registered holders of record as of the close of business on July 6, 2010, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of China Sunergy Co., Ltd., of record on July 6, 2010, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by ADRs, at the Annual General Meeting, in accordance with the instructions given on the reverse side.

Please visit the IR Section of the company website to view the AGM notice at http://www.chinasunergy.com/home/investor.asp.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., New York time, August 16, 2010.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

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